

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 2, 2015

Timothy Armes
Chief Executive Officer
MedCareers Group, Inc.
758 E Bethel School Road
Coppell, Texas 75019

> **Re: MedCareers Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 25, 2015**
> **File No. 000-55089**

Dear Mr. Armes:

We have reviewed the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

About this Information Statement

On what corporate matters did the principal stockholders vote?, page 18

1.   Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state that seven holders, who hold 50.40% of the total issued and outstanding voting capital stock, executed a written consent. However, the beneficial ownership table in your information statement accounts for only 27.89% of your common stock. Therefore, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder's relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who

inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

<u>Amendment to the Articles of Incorporation of the Company to Increase the Authorized Number of Common Shares</u>

<u>Purpose of the Action, page 5</u>

2.   Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: William Robinson Eilers, Esq.
        Eilers Law Group, PA